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                            August 29, 2023

       Shangzhao Hong
       Chief Executive Officer
       Creative Global Technology Holdings Ltd
       Unit 03, 22/F, Westin Centre
       26 Hung To Road, Kwun Tong
       Kowloon, Hong Kong

                                                        Re: Creative Global
Technology Holdings Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 14,
2023
                                                            File No. 333-273329

       Dear Shangzhao Hong:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 28, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note the changes you made to your disclosure appearing on the prospectus cover page,
                                                        Prospectus Summary and
Risk Factor sections relating to legal and operational risks associated with PRC
laws and regulations and how they apply in Hong Kong. It is unclear to us that there have
been changes in the regulatory environment in Hong Kong and the
                                                        PRC since the amendment
that was filed on July 19, 2023, warranting revised disclosure to mitigate the
challenges you face and related disclosures. The Sample Letters to China-
                                                        Based Companies sought
specific disclosure relating to the risk that the PRC government may intervene in or
influence your operations at any time, or may exert control over
 Shangzhao Hong
Creative Global Technology Holdings Ltd
August 29, 2023
Page 2
      operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that,
      pursuant to federal securities rules, the term    control    (including
the terms    controlling,
         controlled by,    and    under common control with   ) as defined in
Securities Act Rule 405
      means    the possession, direct or indirect, of the power to direct or cause the direction of
      the management and policies of a person, whether through the ownership of voting
      securities, by contract, or otherwise.    The Sample Letters also sought
specific disclosures
      relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure removing references to the PRC government conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of July 19, 2023.
        You may contact Aamira Chaudhry at 202-551-3389 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-
3680 with any other questions.



                                                            Sincerely,
FirstName LastNameShangzhao Hong
                                                     Division of Corporation
Finance
Comapany NameCreative Global Technology Holdings Ltd
                                                     Office of Trade & Services
August 29, 2023 Page 2
cc:       Lan Lou
FirstName LastName